Exhibit 1
                                                                       ---------
                              WPP GROUP plc ("WPP")


WPP announces that on 30 November 2006 it acquired 100,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 674.50446p per share.